UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Cleveland-Cliffs Inc.
(Name of Issuer)

Common Stock, par value of $0.125 per share
(Title of Class of Securities)

185899101
(CUSIP Number)

December 9, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ArcelorMittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 78,186,671(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 78,186,671
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,186,671
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.38%(2)
12	TYPE OF REPORTING PERSON CO

(1) Shares of Common Stock, par value of $0.125 per share, are held directly by ArcelorMittal North America Holdings LLC, an indirect, wholly-owned subsidiary of ArcelorMittal.

(2) Calculated using a denominator of 477,428,358 shares of common stock of Cleveland-Cliffs Inc., which reflects the 399,241,687 shares issued and outstanding as of October 22, 2020 as reported on the quarterly report on Form 10-Q of Cleveland-Cliffs Inc. filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2020 plus the 78,186,671 shares issued to ArcelorMittal North America Holdings LLC on December 9, 2020.

CUSIP No.		13G	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ArcelorMittal North America Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 78,186,671
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 78,186,671(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,186,671
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.38%
12	TYPE OF REPORTING PERSON

Item 1(a).	Name of Issuer:

Cleveland-Cliffs Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Public Square

Cleveland, Ohio

44114-2315

Item 2(a).	Name of Person Filing:

This statement is filed by ArcelorMittal and ArcelorMittal North America Holdings LLC, an indirect wholly-owned subsidiary of ArcelorMittal, with respect to shares of Common Stock, $0.125 par value per share (“Shares”), of the Issuer indirectly beneficially owned by ArcelorMittal and directly beneficially owned by ArcelorMittal North America holdings LLC.

Items 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of ArcelorMittal is:

24-26, Boulevard d’Avranches, L-1160 Luxembourg,

Grand Duchy of Luxembourg

The address of the principal business office of ArcelorMittal North America Holdings LLC is:

1 South Dearborn Street, 13th Floor

Chicago, IL 60603

Items 2(c).	Citizenship:

ArcelorMittal is a company organized under the laws of The Grand Duchy of Luxembourg.

ArcelorMittal North America Holdings LLC is Delaware limited liability corporation.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value of $0.125 per share

Item 2(e).	CUSIP NUMBER: 185899101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The percentages used herein are calculated using a denominator of 477,428,358 shares of common stock of Cleveland-Cliffs Inc., which reflects the 399,241,687 shares issued and outstanding as of October 22, 2020 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2020 plus the 78,186,671 shares issued to ArcelorMittal North America Holdings LLC on December 9, 2020.

As of the close of business on December 9, 2020:

(a)	Amount beneficially owned: 78,186,671
(b)	Percent of Class: 16.38%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 78,186,671
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 78,186,671
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ARCELORMITTAL

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer

ARCELORMITTAL NORTH AMERICA HOLDINGS LLC

By:	/s/ Joseph P. Wallace
Name:	Joseph P. Wallace
Title:	Head of Tax, Legal & Risk Management